 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ended July 31, 2003

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

Ö

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

Ö

FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Press Release - English
2.	Notice of Meeting and Record Date

VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, B.C., Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

E-mail: info@vannessa.com

Website: www.vannessa.com

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

TSX: VVV

OTC-BB: VNVNF

Berlin: VVT - WKN 914781

Jul 7, 2003

Supreme Court denies CVG appeal of Vannessa's request for Cristinas inspection

VANCOUVER, B.C. - Vannessa Ventures Ltd. (VVV: TSX, OTC-BB: VNVNF, Berlin: VVT - WKN 914781) announced on June 23, 2003, that the Supreme Court of Venezuela had ordered an inspection of the Las Cristinas property as part of the ongoing court case to nullify the cancellation of the MINCA/CVG contract. Damages to the property during the CVG/Crystallex administration were reported by the Press and verified in a recent investigation by a commission of the National Assembly. The uncontrolled mining activity by over one thousand small-scale miners began when many local community members lost their employment opportunities due to the CVG's confiscation of the property and its failure to deliver on promises of work, healthcare, and improved living conditions such as MINCA had provided in the past.

The inspection will also confirm the reported destruction of infrastructure, possible environmental damages, and the removal of exploration data owned by MINCA. The CVG, being fully aware of the circumstances on the property, is trying to avoid an inspection and filed an appeal against the court ordered inspection of June 17, 2003.

On July 3, 2003, the Supreme Court again denied the appeal filed by the CVG and, furthermore, advised the CVG that the earlier decision would stand and was not subject to an appeal. The court recognized the importance of the inspection for the ongoing action to nullify the unilateral cancellation of MINCA's rights to the development of the Las Cristinas property.

The Company is, in particular, concerned about reports that Crystallex/CVG has removed large amounts of core from the property that were produced over several years at a cost of over US$ 150 Million. While the cores and data are uniquely coded and therefore useless to third parties who do not have access to the code, loss of cores could jeopardize MINCA's ability to supply independent evaluators and financial institutions with uncontaminated evidence for its feasibility study, which did confirm resources of over 11 million ounces of gold on the property.

The company is looking forward to the inspection taking place soon, specifically to compare the result with the existing records from the court inspection which took place prior to the confiscation of the property by the CVG.

“MANFRED PESCHKE”
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Computershare Trust Company of Canada

510 Burrard Street, Vancouver, BC V6C 3B9

Tel: 604.661.9400

Fax: 604.683.3694

July 10, 2003

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Vannessa Ventures Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General

2. Class of Securities Entitled to Receive Notice : Common

3. Class of Securities Entitled to Vote : Common

4. CUSIP Number : 921941100

5. Record Date for Notice : August 12, 2003

6. Record Date for Voting : August 12, 2003

7. Beneficial Ownership Determination Date : August 12, 2003

8. Meeting Date : September 18, 2003

9. Meeting Location : Vancouver

10. Business : Routine & Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"

Assistant Account Manager

Stock Transfer Dept., Client Services

Tel: 604.661.9504

Fax:604.683.3694